June 21, 2010
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re:	Mellon Optima L/S Strategy Fund, LLC SEC File No. 811-21694
Ladies and Gentlemen:
On behalf of Mellon Optima L/S Strategy Fund, LLC (the “Registrant”) and pursuant to Rule 17g-1 of the Investment Company Act of 1940 and paragraph (g)(1) thereunder, we enclose the following fidelity bond documentation for filing with the Commission:
1.	Endorsement No. 4 referencing the extension of the term of the Registrant’s fidelity bond through September 30, 2010;

2.	A copy of the Registrant’s fidelity bond (including Endorsement Nos. 1 — 3) issued by Chubb Group of Insurance with a limit of liability of $1,000,000*;

3.	A copy of the resolution of a majority of the Board of Directors of the Fund approving the form and the amount of the bond*; and

4.	A copy of the Joint Liability Insurance Agreement between the Fund and Defenders Multi-Strategy Hedge Fund, LLC.*

*	Incorporated by reference to the Rule 17g-1 filing on July 29, 2009.
Sincerely,

/s/ PETER M. SULLIVAN Peter M. Sullivan
Secretary
Enclosure

VIGILANT INSURANCE COMPANY
Endorsement No.: 4
Bond Number:      81947957
NAME OF ASSURED: BNY/IVY MULTI-STRATEGY HEDGE FUND, LLC
EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from	12:01 a.m. on	June 1, 2009
	to	12:01 a.m. on	September 30, 2010
This Endorsement applies to loss discovered after 12:01 a.m. on June 1, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: May 26, 2010

By
Authorized Representative
ICAP Bond
Form 17-02-5032 (Ed. 11-02)